ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
PARKERVISION, INC.

Pursuant to Section 607.1006 of the
Florida 1989 Business Corporation Law

FIRST: The name of the corporation is ParkerVision, Inc.

SECOND: This amendment to the Articles of Incorporation of the Corporation, as amended, was approved and adopted, as prescribed by Section 607.1003 of the Florida 1989 Business Corporation Act, by the board of directors at a meeting held May 14, 2013 and by the holders of the common stock of the corporation at a meeting held on July 10, 2013. The number of votes cast for the amendment by the shareholders was sufficient for approval. Only the holders of common stock were entitled to vote on the amendment.

THIRD: This amendment is to be effective immediately upon filing.

FOURTH: Article VI of the Articles of Incorporation of the corporation, as amended, is hereby amended by adding Section 6.5 and Section 6.6, which shall read in their entirety as follows:

Section 6.5. Classified Board. The directors shall be divided into three classes, designated as Class I, Class II and Class III. The number of directors in each class shall be determined by the board of directors and shall consist of as nearly equal a number of directors as possible. The term of the Class I directors initially shall expire at the third annual meeting of shareholders ensuing after the 2013 annual meeting of shareholders; the term of Class II directors initially shall expire at the second annual meeting of shareholders ensuing after the 2013 annual meeting of shareholders; and the term of Class III directors initially shall expire at the first annual meeting of shareholders ensuing after the 2013 annual meeting of shareholders. In the case of each class, the directors shall serve until their respective successors are duly elected and qualified. At each annual meeting of shareholders, directors of the respective class whose term expires shall be elected, and the directors chosen to succeed those whose terms shall have expired shall be elected to hold office for a term to expire at the third ensuing annual meeting of shareholders after their election, and until their respective successors are elected and qualified.

Section 6.6. Removal of Directors. A director may be removed from office only for cause and at a meeting of shareholders called expressly for that purpose, by a vote of the holders of a majority of the shares cast that are entitled to vote at an election of directors.

IN WITNESS WHEREOF, we have executed this amendment to the Articles of Incorporation, as amended, this 11th day of July, 2013.

PARKERVISION, INC.

By:	/s/ Jeffrey L. Parker
Jeffrey L. Parker
Chairman and Chief Executive Officer

By:	/s/ Cynthia Poehlman
Cynthia Poehlman
Chief Financial Officer and Secretary